Mail Stop 6010

September 1, 2006

Genemen Inc.
C/O Business First Formations, Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502-6030

Re: Genemen, Inc.
Amendment No. 1 to the Registration Statement on Form SB-2
File No. 333-135352

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

"Raising additional capital may create additional risks to current shareholders, page 5

2. We note your response to our comment 9 and the inclusion of this risk factor. Please revise this risk factor header to better reflect the risk factor discussion. More specifically,

instead of merely stating that raising capital may create "additional risks" to current shareholders, please specify the particular risks you describe in the discussion section of your risk factor.

"If our estimates related to expenditures are erroneous our business will fail . . . .," page 7

3. We note your response to comment 16 and reissue the comment. Your revised disclosure indicates that management's estimates of expenditures are estimated to be $55,000 over the next 12 months. Please identify or describe the expenditures you are referring to in this risk factor.

Business, page 10

4. We note your response to comment 23 and your revised disclosure on page 12 where you indicate that "[a]lthough the application of this software may not be able to prevent fraud in a scenario where a thief has stolen both the credit card and the cell phone of a credit card's owner, we believe such a scenario will rarely happen." Please revise your document to explain why you believe the likelihood of a thief obtaining both the individual's credit card and cell phone is rare. It would seem that it would be fairly common that a thief would have the individual's credit car and cell phone in an instance where a purse or brief case is stolen.

Liquidity and Capital Resources, page 16

5. We note your response to comment 28 and your revised disclosure. You indicate that the loans have no specific repayment dates. Based on the contents of the loan document, it appears the loans are repayable at any time by the executive officers. Please revise your disclosure to provide for this information.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct questions accounting questions to Todd Sherman at (202) 551-3650 or Kevin Woody, Accounting Branch Chief at (202) 551-3629. Direct all other questions to Song P. Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David K. Fraser, Esq.
        Fraser and Company LLP
        West Hastings Street, Suite 1200-999
        Vancouver, B.C. V6C 2W2